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American Funds Insurance Series
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9455

March 30, 2006

VIA FACSIMILE

Ms. Ellen J. Sazzman, Esq.
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE.
Washington, DC 20549
Fax: (202) 772-9285

Re:	American Funds Insurance Series (the "Series")
File Nos. 811-3857 and 2-86838

Dear Ellen:

Following are our responses to your comments on the above-referenced registration statement. We will provide you with a courtesy black-lined copy reflecting all changes prior to re-filing the registration statement for the Series.

Prospectus

Comment 1

For funds that seek to provide “current income” as an investment objective, disclose associated risks, such as risks related to credit or liquidity.

Response 1

For each such fund, we will ensure that the enumerated risks relate to both the prices of securities held by the fund, as well as the income provided by the fund (note that this disclosure is present for each relevant fund, other than Global Growth and Income). In addition, we will add language, where appropriate, that:

“Income provided by the fund may be affected by changes in the dividend policies of the companies in which the fund invests and the capital resources available for such payments.”

Note that each fund that invests in fixed-income securities as part of its primary investment strategy discloses that the income from such investments may be affected by changing interest rates, effective maturities and credit ratings.

Comment 2

For Global Growth and Income Fund, please confirm that the expense examples do not reflect the management fee waiver described in the prospectus.

Response 2

Consistent with Instruction 3(c) to Item 3 of Form N-1A, we confirm that the expense examples do not reflect the impact of any fee waivers. We have included language to this effect in the lead-in paragraph to the tables.

Comment 3

For the Asset Allocation, Bond and High Income Bond funds, the first reference to “lower quality bonds” should be defined as “junk bonds” and additional risks with respect to liquidity of such securities should be disclosed.

Response 3

We will note, for each relevant fund, that lower quality bonds may be referred to as “junk bonds.” In addition, we will add the following disclosure to each such fund:

“There may be little trading in the secondary market for certain lower quality debt securities, which may adversely affect the fund’s ability to dispose of such securities.”

Comment 4

For the Global Growth and Income fund, it appears that the fund may invest up to 15% in lower quality debt securities. If so, this should be disclosed in the prospectus as a principal investment strategy.

Response 4

We do not think that the limited ability to invest in fixed-income securities is a primary investment strategy of the fund, necessitating additional disclosure. The limits referred to allow the Global Growth and Income fund to invest up to 10% of its assets in lower quality debt securities. The 5% limit is a subset of the 10% limit. We note that disclosure regarding the risks associated with such securities is included in the SAI.

Comment 5

Consistent with Item 5(a)(ii), include in the prospectus advisory compensation as a percentage of net assets.

Response 5

Advisory compensation expressed as a percentage of net assets is currently disclosed in the expense table for each fund. To help ensure that prospective investors are directed to this language, without being unduly duplicative, we will add the following disclosure to the description of the investment adviser:

“The total management fee paid by each fund for the previous fiscal year, expressed as a percentage of average net assets of that fund, appears in the Annual Fund Operating Expenses table for each fund.”

Comment 6

Include disclosure, consistent with Item 5(a)(1)(iii), regarding the availability of annual and semi-annual reports containing disclosure regarding the basis for the fund board’s approval of the funds’ investment advisory contract.

Response 6

We will add this disclosure.

Comment 7

For portfolio counselors with less than five years’ experience with the fund, note additional experience during the past five years.

Response 7

The table in which portfolio counselor experience is disclosed includes in the third column investment experience with the investment adviser and its affiliates. We will amend the heading of this column to clarify that this experience encompasses the past five years.

Comment 8

Add disclosure to the back cover of the prospectus regarding the availability on the fund’s website of the fund SAI and annual and semi-annual reports.

Response 8

We will change the last paragraph on the back cover to read as follows:

"The Series does not maintain an Internet website; however, the current SAI and annual/semi-annual reports to shareholders are available on the website of the company that issued your insurance contract. You also may request a free copy of these documents or the codes of ethics by calling American Funds at 800/421-4120 or writing to the Secretary of the Series at 333 South Hope Street, Los Angeles, California 90071."

Statement of additional information

Comment 9

Expand the disclosure regarding material conflicts of interest.

Response 9

Consistent with Item 15, we have sought to describe what we believe are the most significant potential areas for conflicts of interest. As described in the SAI, these involve allocations of investment opportunities and trades, use of information regarding the timing of fund trades, personal investing activities, portfolio counselor compensation and proxy voting of portfolio securities.

Note that investment management is the sole business of the organization of which the investment adviser is a part. As a consequence, a number of potential conflicts of interest (for example, with respect to investment banking activities) are not present.

Comment 10

With respect to the disclosure of portfolio holdings to third parties, list the persons who receive disclosure of portfolio holdings pursuant to ongoing arrangements to make such information available.

Response 10

Consistent with Instruction 2 to Item 11, there are no persons who receive portfolio holdings information pursuant to ongoing arrangements to make such information available, where such information is not first disclosed to fund shareholders.

Comment 11

Powers of attorney should only relate to a single filing.

Response 11

Our understanding of Rule 483 is that powers of attorney must relate to specific filings but are not necessarily limited to a single filing. However, we understand your concern that it may be difficult to determine to which filing(s) a power of attorney covering multiple funds pertains. Accordingly, we will, on a prospective basis, provide the registration number of each fund to which a power of attorney relates, so that there is no question as to whether the filing in question is covered by a particular power of attorney.

General

Comment 12

Please clarify whether the fund is a “master fund” within the definition of Form N-1A.

Response 12

Certain of the funds in the Series may from time to time be used as master funds under master-feeder arrangements sponsored by insurance companies. However, the current registration statement is not a registration statement for a Master-Feeder Fund (as such term is defined in Form N-1A).

Comment 13

Please include a Tandy representation as part of your response.

Response 13

Our understanding of SEC policy on this matter is that Tandy representations are typically requested for acceleration requests. We will not be requesting acceleration of this filing and thus would not normally expect to provide a Tandy representation. Please advise if SEC practice on this matter has changed from our understanding.

* * * * *

We trust that the foregoing adequately addresses your concerns. Please contact me at (213) 452-2060 or Chad Norton at (213) 486-9320 if you have any questions.

Sincerely,

/s/ Walt Burkley

Walt Burkley